                           GETTING READY CORPORATION

                            4400 Biscayne Boulevard


                                   Suite 950


                              Miami, Florida 33137


                                (305) 573-4112

                           -------------------------

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER


     This Information Statement is being mailed on or about April 20, 2007, to holders of record on March 31, 2007, of shares of common stock, par value $0.001 per share (the "Common Stock") of Getting Ready Corporation, a Delaware corporation (the "Company"), in connection with an anticipated
change in the members of the Company's Board of Directors.    The information
contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.


WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A
PROXY.


     All of the former directors of the Company resigned in connection with a change in control of the Company on December 4, 2006, and four new directors were designated by a majority of the new shareholders of the Company.



     You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires the vote of a plurality of the votes entitled to vote in such election and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. In this case, the Company's three former directors resigned in connection with the change of control transaction and the majority of the new shareholders will elect the new directors of the Company in accordance with the bylaws of the Company. Therefore, no vote of shareholders is required to elect the new directors.


     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the acquisition of a controlling interest in the Common Stock. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.
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The First Change in Control



     On December 4, 2006, certain investors (the "New Control Group"), headed by Glenn L. Halpryn of Miami, Florida, and Steven Jerry Glauser of Denver, Colorado, purchased 89% of the outstanding common stock of the Company from 45 shareholders of the Company pursuant to the terms of a stock purchase agreement dated December 4, 2006. Including the restricted securities issued by the Company for working capital following the purchase of control, the New Control Group beneficially owned 93.3% of the outstanding shares of the Company on December 4, 2006. The total consideration paid for the purchase of the shares from the 45 shareholders and the purchase of the restricted shares from the Company was $1,335,405. Control of the Company was previously held by three shareholders, Sheldon Rose, Lori Majeski and Dr. Francine Nichols, former officers and directors of the Company, who owned in the aggregate 92.1% of the Company's issued and outstanding shares and who, together with other shareholders of the Company, sold control to the New Control Group.


     In connection with the purchase of control, the Company issued 4,028,759 shares of its common stock, par value $.001 per share, to the New Control Group and an additional 20,000 shares to three individuals involved in the transaction. The total offering price for these restricted securities was $699,405.


The Second Change in Control



     On March 21, 2007, the Company sold 9,349,777 shares of its common stock to a group of investors led by Dr. Phillip Frost (the "Frost Investors").
The Frost Investors beneficially own 51% of the outstanding shares of the Company. The Frost Investors paid $567,000 to the Company for their shares and now control the Company.


Agreement of Directors to Resign


     In connection with the first change of control, the Company agreed to cause its officers and directors to resign from all offices that they held with the Company.


VOTING SECURITIES


     As of March 31, 2007, the Company had 18,332,896 shares of Common Stock issued and outstanding. The Company also has 1,000,000 shares of preferred stock authorized, but no preferred stock outstanding. For matters requiring

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stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.


     Generally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors and your vote is not requested.

INFORMATION CONCERNING THE COMPANY

Business


     Prior to the first change in control, the Company attempted to obtain funding to open Mother Supercare Centers to provide services to women who are starting families. The Company abandoned that business plan in September 2006 and now intends to effect a merger, acquisition or other business combination with an operating company, but such operating company has not been identified.


Legal Proceedings

     The Company is not a party to any legal proceedings.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

Security Ownership of Certain Beneficial Owners and Management Prior to the Change of Control


     The following tables set forth, as of December 4, 2006 (immediately prior to the first change of control), the number of shares of Common Stock owned of record and beneficially by any person who holds 5% or more of the outstanding Common Stock of the Company, all directors, each of the named executive officers, and the directors and executive officers of the Company as a group. The total number of outstanding shares of Common Stock as of December 4, 2006 prior to the change of control was approximately 4,864,328, after giving effect to the one-for-fifteen reverse stock split.


Beneficial Owners

     The table below lists the beneficial ownership of our common stock, as of September 30, 2006, by each person known by us to be the beneficial owner of more than 5% of our common stock, by each of our directors and officers and by all of our directors and officers as a group.






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
Stockholder                           Shares Beneficially     Percentage
                                            Owned (1)          Ownership
Sheldon R. Rose (2)                        2,220,643	            46.06%
c/o Getting Ready Corporation
8990 Wembley Court
Sarasota, Florida 34238

Dr. Francine Nichols (3)                   1,110,321	            23.03%
c/o Getting Ready Corporation
8990 Wembley Court
Sarasota, Florida 34238

Lori Majeski (4)                           1,110,321	            23.03%
c/o Getting Ready Corporation
8990 Wembley Court
Sarasota, Florida 34238

All officers and directors                 4,441,285	            92.12%
   as a group (3 persons)
----------------------------

(1) Based on an aggregate of 4,864,328 shares outstanding as of December 4, 2006, following the one-for-fifteen reverse stock split on December 1, 2006.

(2) Includes 740,214 shares owned by Mr. Rose's wife, an aggregate of 2,666,667 shares owned by his children and 166,667 shares owned by his brother-in-law.

(3) Includes an aggregate of 266,667 shares of common stock owned by Dr. Nichols' family.

 (4) Includes an aggregate of 33,333 shares of common stock owned by Ms. Majeski's children.

* Pursuant to the rules and regulations of the Securities and Exchange Commission, shares of common stock that an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

MANAGEMENT OF THE COMPANY

Directors and Executive Officers Prior to Change of Control

     The following table sets forth information regarding the Company's executive officers and directors prior to the change of control.


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
Name                       Age                   Position
Sheldon Rose               66             Chief Executive Officer, 	Chairman
                                          of the Board & President

Francine Nichols           68             Executive Vice President of
                                          Education & Services and Director

Lori Majeski               51             Executive Vice President for 	Sales
                                          & Marketing and Director

     Listed below is certain information concerning the former directors and executive officers of the Company. The Company does not have a separately designated audit committee; the entire board of directors serves as our audit committee. No director was designated as the financial expert on the prior Board.

     Mr. Rose is a founder of Getting Ready Corporation ("GRC") and served as our Chief Executive Officer since inception in 2002. Mr. Rose has had extensive business experience with American Machine & Foundry Co. (1960-1964) where he completed his services as the Manager of Long Range Planning for the Aerospace General Engineering Division. Mr. Rose also worked for Cutler Hammer Corporation in Sales Management from 1964-1968.

     From 1969-1972, he was Vice President of Marketing for Computer Solutions, Inc., a computer time-sharing company offering services to accountants, distributors and small to medium size business organizations. From 1972-1975, he was Corporate Acquisition Marketing Manager for Teleprocessing Industries, a division of the Western Union Company. From 1975-1982, he was President of Ambassador Corporation, a prenatal and postpartum product services company. From 1982 through March 1997, he was affiliated with Diplomat Corporation as its founder, Chairman and Chief Executive Officer. Diplomat was a public company traded on the Nasdaq Stock Market. From 1997 through 2001, he was the Chairman and CEO of The Rose Group Corporation, a public company providing prenatal/postpartum products through electronic e-commerce. Mr. Rose filed for personal bankruptcy in 2001.

     Dr. Nichols is a founder of GRC and was a director and served as Executive Vice President of Education and Services since inception in 2002.
In 1984, Dr. Nichols received her PhD degree in nursing from the University
Of Texas in Austin, with an emphasis in parent child research and child health issues. Her professional appointments include: Coordinator, Maternal-Child Health Graduate Program, Wichita State University, Wichita, KS (1984-
1991); Clinical Assistant Professor, Pediatrics, University of Kansas School of Medicine, Wichita, KS (1989-1991); and Visiting Professor (1998) and Professor (1999-present), Georgetown University, Coordinator of Women's Health,(1998-2001) and Coordinator, Summer Genetics Institutes (1999-present).

     Dr. Nichols is President of MCH Consultants (from 1985-present) that specializes in maternal and child health care. She has conducted many

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research and development studies on maternal and child health products for corporations. She is the author of five professional textbooks and numerous articles in the area of maternal and child health. Dr. Nichols has developed consumer and health professional perinatal education programs for private and government agencies and internationally (China, Dominican Republic, and Mexico).

     Dr. Nichols has served on numerous community and professional Boards in the maternal and child health area. She was President and a board member of LAMAZE International from 1984 through 1991, the National LAMAZE Childbirth Organization headquartered in Washington, D.C. She currently serves On the Executive Board of the Bay Clinic, Inc., a community health Agency for underserved populations in Hawaii.

     Ms. Majeski is a founder of GRC and acted as our Executive Vice President for Sales and Marketing since formation in 2002. She has been actively engaged in the marketing and product development field for over twenty-three years, and has spent the past four years operating her own consulting company. Prior thereto, Ms. Majeski worked for The Rose Group Corporation, a public company providing prenatal/postpartum products, for two years. Her consulting activities focus upon retail, marketing, merchandising and product development services for children's education toys, juvenile accessories and infant and children's apparel. Prior to founding her own consulting company, Ms. Majeski worked for various manufacturers where she was directly responsible for the design, product development, production and merchandising of high-end children's wear apparel lines for the Walt Disney company and affiliated entities thereof.


Meetings of the Board of Directors

     During the Company's last full fiscal year ended on September 30, 2006, there were no meetings of the Company's board of directors.


Executive Compensation of the Company

     No officers or directors received any compensation for services to us during the period November 26, 2002 (Date of Inception) through December 4, 2006; however, the Company accrued officer compensation in the amount of $180,000 under employment agreements, which amounts were waived when the employment agreements were terminated.

Employment Contracts, Termination of Employment and Change-In-Control
Arrangements

     Mr. Rose, Ms. Majeski and Dr. Nichols had employment agreements with the Company, which agreements were terminated in connection with the change of control.


     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than 10% of its equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required
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by SEC regulation to furnish the Company with copies of all Section 16(a)
forms they file. Based on its review of the copies of such forms received by the Company, the Company believes that during the year ended December 31, 2005, none of such filing requirements applicable to its officers and directors were complied with. Following the first change of control, Mr. Rose and Dr. Nichols filed their beneficial ownership reports for 2005.


NEW MANAGEMENT OF THE COMPANY

     The directors and executive officers of the Company, their ages and positions as of December 18, 2006, are as follows:

Directors and Executive Officers
     The following tables set forth information regarding the Company's current executive officers and directors.

Name                       Age                        Position
Glenn L. Halpryn           46                 Chairman of the Board, Chief
                                              Executive Officer, President

Alan Jay Weisberg          60                 Chief Financial and 	Accounting
                                              Officer, Director

Noah M. Silver             48                 Vice President, Secretary
                                              Treasurer, Director

Curtis Lockshin            46                 Director


     Glenn L. Halpryn. Mr. Halpryn was Chairman of the Board and Chief Executive Officer of Orthodontix, Inc., a public company, from April 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation ("TIC"), serving in such capacity since June 2001. Since 2000, Mr. Halpryn has been an investor and the managing member of investor groups that were joint venture partners in 26 land acquisition and development projects with one of the largest home builders in the country. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of TIC. From 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. ("Ivenco") until Ivenco's merger into TIC in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr.
Halpryn has been the President of and beneficial holder of stock of United Security Corporation ("United Security"), a broker-dealer registered with the NASD. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a


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"blank check" company whose business combination was effected in May 1994 with Sterling Healthcare Group, Inc. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc. Since October 2002, Mr. Halpryn has been a director of Ivax Diagnostics, Inc., a publicly held corporation, and is a member of its audit committee and chairman of its compensation committee.



     Alan Jay Weisberg. Mr. Weisberg was the Acting Chief Financial Officer of Orthodontix, Inc. from 1999 until December 2006 and a director and the Treasurer of Orthodontix, Inc. from 2001 until December 2006. Since July 1986, Mr. Weisberg has been a stockholder in the accounting firm of Weisberg Brause & Co., Boca Raton, Florida. Mr. Weisberg has been the principal financial officer of United Security since June 1987.



     Noah M. Silver. Mr. Silver was a director of Orthodontix, Inc. from 2001 until December 2006. Mr. Silver has been the Chief Financial Officer of TIC since June 2001, a firm in which Mr. Halpryn is the Chief Executive Officer and a director. From March 2000, Mr. Silver served as the Chief Financial Officer of Ivenco, serving in such capacity until Ivenco's merger into TIC in June 2001. From January 1997 through February 1999, Mr. Silver was the President of Dryclean USA, Florida Division, and Dryclean USA Franchise Company. From April 1995 through December 1996, Mr. Silver was the Florida Division Controller and Vice President of Dryclean USA, the parent company of Dryclean USA, Florida Division. Mr. Silver is a Certified Public Accountant and a Certified Management Accountant and has earned a Master of Accounting Degree.



     Curtis Lockshin. Since 2003, Dr. Lockshin has been an independent pharmaceutical & life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors. At Sepracor Inc. from 1998 to 2002, as a Scientist, Associate Director, and Director of Discovery Biology & Informatics, Dr. Lockshin was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002-2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Dr. Lockshin's current activities include a program management engagement with 3rd Millennium Inc. (Waltham, MA) and a business development engagement with TelAztec LCC (Burlington, MA). Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer's disease and neurodegeneration via intramural, extramural, and international grants. Dr. Lockshin was a director of Orthodontix, Inc. from July until December 2006. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials, and optics for remote biochemical sensing. He holds a Bachelor's


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degree in Life Sciences and a PhD in Biological Chemistry, both from the
Massachusetts Institute of Technology.


Involvement in Legal Proceedings

     The Company is not aware of any proceeding adverse to the interests of the Company to which any officer, director or beneficial owner of 5% or more of its voting securities is a party. Further, the Company is not aware of any material proceeding adverse to the interests of the Company to which any officer, director or beneficial owner of 5% or more of the Company's voting securities is a party.

     The Company is not aware of any material interest of any officer or director of the Company that is adverse to the Company. The Company is not aware of any material interest of any officer or director of the Company that is adverse to the Company.

     During the past five years, no officer or director of the Company elected or appointed after the first change of control on December 4, 2006, has:

           (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

           (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

           (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

           (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Director Independence

     Corporate Governance and Independent Directors

     The Common Stock is currently traded on the National Association of Securities Dealers, Inc.'s, OTC Bulletin Board, or "OTCBB". Accordingly, it is not required to have an audit, compensation or nominating committee. However, the Company intends to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company currently regularly


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monitors developments in the area of corporate governance to ensure that it is in compliance with the standards and regulations required by the national securities exchanges.

     Code of Business Conduct and Ethics

     The Company will adopt a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. The Company anticipates that all employees and directors will be bound by any such Code of Business Conduct and Ethics. The Company intends to provide that violations of its Code of Business Conduct and Ethics may be reported to the Audit Committee.

     The Company anticipates that any such Code of Business Conduct and Ethics will include provisions applicable to all of its employees, including senior financial officers and members of its Board of Directors.

     Personal Loans to Executive Officers and Directors

     The Company currently prohibits extensions of credit in the form of a personal loan to or for its directors and executive officers.

     Communications with the Board of Directors

     Anyone who has a concern about the Company's conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Board of Directors, its non-management directors or, to the extent formed by the Company, the Audit Committee. These communications may be confidential or anonymous, and may be mailed, e-mailed, submitted in writing or reported by phone. All of these concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by the Company's Chief Financial Officer in the same way that the Company addresses other concerns.

NO SHAREHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware required approval of the change of control of the Company's shareholders or the election of new directors. No vote or other action is being requested of the Company's shareholders. This Information Statement is provided for informational purposes only.

     This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.

The Board of Directors


April 16, 2007




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